Exhibit 99.7

James Hardie Industries plc
Europa House 2nd Floor,
15 November 2013	Harcourt Centre
Harcourt Street, Dublin 2, Ireland

T: +353 (0) 1 411 6924
F: +353 (0) 1 479 1128

Dear Shareholder

Changes to Irish Dividend Withholding Tax (Irish DWT) Arrangements

You may recall that James Hardie Industries plc (JHIplc) transferred its domicile from the Netherlands to Ireland in mid-2010. Dividends paid to shareholders since the company became an Irish company have to date been exempt from Irish DWT under transitional arrangements agreed between Irish Revenue and JHIplc.

JHIplc’s next dividend will be the US8.0 cents first half dividend for fiscal year 2014, which is payable in March 2014. JHIplc will be required to deduct Irish DWT (which is currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner falls within one of the categories of exempt shareholders and has returned a validly completed non-resident declaration form (DWT Form).

In general, beneficial owners resident in Australia, New Zealand, the United States and the United Kingdom (as well as other ‘relevant territories’ as specified by Irish Revenue) who return a validly completed DWT Form will be exempt shareholders.

Where an exemption applies, no Irish DWT will be deducted from dividends paid by JHIplc, provided a DWT Form has been completed correctly and returned to Computershare prior to the date specified by JHIplc. DWT Forms remain valid for five years providing the conditions for exemption continue to apply.

Included with this letter are the following documents:

•

Investor Guide - This details the categories of exempt shareholders, provides instructions on how to fill out the DWT Form and other important information. We strongly recommend that all shareholders carefully read the Investor Guide.

•

DWT Form - As your registered address is in Australia, accompanying this letter is a copy of the Australian Tax Resident DWT Form. If however, the beneficial owner of the shares is a tax resident of another country, the Non-Australian Tax Resident DWT Form should be completed.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (USA, Chairman), Brian Anderson (USA), David Harrison (USA),

Alison Littley (United Kingdom) , Donald McGauchie (Australia), James Osborne, Rudy van der Meer (Netherlands),

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719

•

Quick Guide for Australian Tax Residents - Please refer to the enclosed Quick Guide if you are an individual or joint holder who is an Australian tax resident or you are completing the DWT Form for an Australian self-managed superannuation fund. Corporate and other shareholders should refer to the enclosed Investor Guide.

Each of these documents, including the DWT Forms can be downloaded from Computershare’s website at www.computershare.com/au/forms, by:

•	selecting James Hardie Industries plc;
•	scrolling down to Irish Tax Forms; and
•	selecting the applicable DWT Form.

What do I need to do next?

The DWT Form is required to be completed and signed by the beneficial owner, who may be different from the registered shareholder. It is very important that you closely follow the signing instructions on the form. If you are a beneficial owner who is not a company, and you do not reside in Australia, you will also need to have your completed DWT Form certified by your local tax authority to confirm your country of residence. Please refer to step 4 of the Investor Guide for more information.

If you are in any doubt about the information and requests contained in this letter, the DWT Form or the Investor Guide, we recommend that you consult your financial or tax adviser.

Please ensure you complete all sections of the DWT Form before returning. If the DWT Form was provided to you by your Custodian, please return the DWT Form (and accompanying documentation, where applicable) to them. Otherwise please return it to:

Computershare Investor Services Pty Limited

GPO BOX 2106 Melbourne

Victoria 3001 Australia

When do I need to return the DWT Form?

If you wish to receive future dividends without deduction of Irish DWT, please return the completed DWT Form to Computershare by 10 December 2013.

If you have any questions regarding the above, please consult your financial or tax adviser or contact Computershare on 1300 855 080 (within Australia) or +61 3 9415 4000 (for international callers).

Yours sincerely

/s/ Marcin Firek

Marcin Firek
Company Secretary

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